Room 4561

	December 18, 2006

Mr. Stephen R. Head
Chief Financial Officer
Interactive Intelligence, Inc.
7601 Interactive Way
Indianapolis, Indiana 46278

Re:	Interactive Intelligence, Inc.
	Registration Statement on Form S-3 filed October 23, 2006
	File No. 333-138085

	Form 10-K for the year ended December 31, 2005
	Form 10-Q for the quarter ended September 30, 2006
	Forms 8-K filed April 25, July 25 and October 23, 2006
	File No. 0-27385

Dear Mr. Head:

      We have reviewed your response letter dated November 17,
2006
and have the following comments.

Form 10-K for the Year Ended December 31, 2005

Financial Statements

Note 1 - The Company and Significant Accounting Policies

Revenue Recognition, page 41

1. In your response to comment 3 of our letter dated November 2,
2006
you state that VSOE for the bundled year 1 PCS is determined based on renewal rates for year 2 PCS stated in the arrangements. Describe your historical experience of PCS renewals and whether actual renewals are accomplished at the rates stated in the arrangements.

Form 10-Q for the Quarter Ended September 30, 2006

Item 4. Controls and Procedures, page 22

2. We note that due to the identification of a material weakness involving revenue recognition you concluded that your disclosure controls and procedures were not effective as of September 30, 2006.
Tell us when the material weakness first began and how it was identified. Describe in greater detail the nature of the "contract review steps and recalculations" that contributed to the material weakness and tell us the specific steps taken to remediate the material weakness.

Forms 8-K filed on April 25, July 25 and October 23, 2006

3. We have reviewed your response to comment 5 of our letter dated November 2, 2006 concerning the non-GAAP operating statement columnar format. We continue to have the concerns previously expressed over how investors might view that information due to the format in which it has been presented. Consequently, we believe it should be removed.


*              *              *              *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Tamara Tangen at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 with any other questions. If you need further assistance, you may contact me at
(202) 551-3730.

	Sincerely,


	Barbara Jacobs
	Assistant Director


cc:	Via Facsimile
	Christine Long
	Baker & Daniels LLP
	600 E. 96th Street, Suite 600
	Indianapolis, Indiana 46240
	Telephone: (317) 569-9600
	Facsimile:  (317) 569-4800

Mr. Stephen R. Head
Interactive Intelligence, Inc.
December 18, 2006
Page 3